Exhibit to Accompany
Item 77J (b)
Form N-SAR

Frontegra Funds, Inc.
( the "Fund")


According to the provisions of Statement of Position 93 - 2 (SOP 93 - 2) "Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment
Companies," the Fund is required to report the accumulated net investment income (loss) and accumulated net capital gain (loss) accounts to approximate amounts available for future distributions on a tax basis (or to offset future realized capital gains).

Accordingly, at April 30, 1998, reclassifications were recorded to decrease undistributed net investment income by $1,365, increase accumulated net realized gains on investments by $3,297 and decrease paid in capital by $1,932 for the Total Return Bond Fund. In addition, for the Opportunity Fund, at April 30, 1998, reclassifications were recorded to increase undistributed net investment income by $53, increase accumulated net realized gains on investments by $1,574 and decrease paid in capital by $1,627. There were no reclassifications made in the Growth Fund at April 30, 1998.

These reclassifications have no impact on the net asset value of the Fund and are designed to present the Fund's capital accounts on a tax basis.
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